India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

April 15, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	India Globalization Capital, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed July 16, 2013
Form 8-K Filed January 31, 2014
Form 8-K Filed February 6, 2014 Response Dated March 10, 2014
File No. 001-32830

Dear Ms. Jenkins:

On Tuesday April 15, 2014 we spoke with Assistant Chief Accountant Ms. Nasreen Mohammed, and we were granted an extension of ten more business days for the filing of our response to the referenced comments.

We are very grateful for the Staff’s guidance, discussions over the phone, and understanding of our situation. We will file our response by April 29, 2014.

Sincerely,

ss:	India Globalization Capital, Inc.
Ram Mukunda,
Chief Executive Office